FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal informa[redacted]uired under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provi[redacted] legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public [redacted] in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company [redacted] their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulato[redacted] ormation is filed, at the address(es) or telephone number(s) set out on the back of this report.

04036921

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 07 04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

B ... OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME:

GIVEN NAMES: JOE NICOLA

NO. STREET APT: 3860 MOSCROP STREET

CITY: BURNABY

PROV: BC.

POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 1828

BUSINESS FAX NUMBER: 604 - 687 - 1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	397500							397500	1	
WARRANTS	150000							150000	1	
COMMON	1002313							1002313	1	
COMMON	220724							220724	2	SEE REMARKS
WARRANTS	172400							172400	2	OXBOW
PRIVATE OPTIONS	-0-	26 08 04	97		50000	1.40		(50000)	1	
		26 08 04	97		50000	1.87		(100000)	1	

ATTACHMENT ☐ YES ☑ NO

BOX 6. REMARKS

~~PRIVATE~~ OPTIONS) EXPIRE AUG. 24/07

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 06 09 04

PROCESSED SEP 20 2004 THOMSON FINANCIAL

RECEIVED 2004 SEP 16 A 11:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 06 09 04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET: MOSCROP STREET APT

CITY: BURNABY

PROV: BC. POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 1828

BUSINESS FAX NUMBER: 604 - 687 - 1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA ✓ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	397500							397500	1	
WARRANTS	150000	03 09 04	54		150000	.60		Ø	1	
COMMON	1002313	03 09 04	54	150000		.60		1152313	1	
WARRANTS	172400	03 09 04	54		172400	.75		Ø	2	OXBOW INTL MKTG
COMMON	220724	03 09 04	54	172400		.75		393124	2	SEE REMARKS
PRIVATE OPTIONS	(100000)							(100000)	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 393124 Indirect Common: Oxbow - 348448
Threadco - 9612
Jovelyn - 27564
Beauregard - 7500

I own 50% of all companies.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 13 09 04